FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER



                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934



For the month of June, 2003

COMMISSION  FILE  NUMBER       0-31082
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                                  VI GROUP PLC
                                  ------------
                 (Translation of registrant's name into English)

        THE MILL, BRIMSCOMBE PORT, STROUD, GLOUCESTERSHIRE GL-52QG,  U.K.
        -----------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                            Form 20-F  X    Form 40-F
                                      ---             ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate  by  check  mark  whether  the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                    Yes      No  X
                                        ---     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


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                                EXPLANATORY NOTE


PURPOSE OF FILING

The following is a copy of Registrant's press release regarding its annual general meeting of shareholders and 2003 first quarter sales:


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                        VI Group plc (VI or the Company)



VI announces that all resolutions were passed at its Annual General Meeting, which was held earlier today.


Commenting on trading Don Babbs, Chief Executive, said "Sales in the first quarter were 28% ahead of the same period last year, partly reflecting acquisitions made in 2002"



12 June 2003




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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                         VI GROUP PLC

                                         BY s/ELLIOT I. MILLER
                                            ---------------------------
                                         Elliot I. Miller

                                         Director and Deputy Chairman

                                         of VI Group plc


Date:  June 26 2003


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